Exhibit 99.1

SGOCO Group, Ltd. Announces Sale of SGOCO (Fujian) Electronic Co., Ltd

Hong Kong, December 31, 2014 - SGOCO Group, Ltd. (Nasdaq: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in display products, today announced the sale of 100% of the equity of SGOCO (Fujian) Electronic Co., Ltd (“Sgoco Fujian”), a company registered in China, to Apex Flourish Group Limited (the "Purchaser").

Regarding the sale of the SGOCO (Fujian) Electronic Co., Ltd, Mr. Xie Shi Bin, Chief Executive Officer of SGOCO commented, “Due to the unexpected negative downturn plus outlook of the flat panel LED and LCD display industry in China, the Company considered the need to further reform its business. This transaction is an important step toward achieving the target of reducing the sales proportion of our flat panel LED and LCD products. The demand for flat panel LED and LCD products in China has dropped in recent years due to the increased popularity of portable devices, which affects the sales performance of related products. Sgoco Fujian engaged in sales and distribution of LED and LCD products in Southern China. The transaction will also help to accelerate the transformation of SGOCO to a more flexible company that is able to adjust to the new business environment. After the sale of Sgoco Fujian, the Company will increase the focus on investing and acquiring potential target companies to enrich the Company’s product range and business opportunities. We continue to look for new opportunities in electronic and internet-related businesses and have commenced a study of a few potential targets.”

The Company entered into an Agreement for Sale and Purchase ("SPA") with the Purchaser pursuant to which it will sell all of the equity of SGOCO Fujian (“Sale Equity”). The sales price for all the Sale Equity shall be equivalent to the net asset value of Sgoco Fujian on December 31, 2014 calculated on the basis of Chinese Accounting Standards. The estimated value is approximately US$10,000,000, and the final amount will be adjusted accordingly. The Purchaser also agreed to acquire Sgoco Fujian to settle the entire balance of accounts payable and other payables (the “Payables”) due to SGOCO and its affiliates, which amounts to approximately $83,000,000 and the Purchaser assumed responsibility to pay such Payables. Under the SPA, payments shall be made in several installments upon and after completion of the Sale. Each installment will be 10% of the Sale Price and Payables or RMB 58,000,000 (approximately US$9,300,000) or its equivalent. The first installment will be due fourteen (14) days after the completion of the transaction, and the last installment (approximately 10% of the Sale Price) will be settled prior to June 30, 2015. The transfer of the Sale Equity is expected to be effective on December 31, 2014.

Payment of the Sale Price and Payables are secured by a pledge of the Sale Equity and Sgoco Fujian’s assets. There shall be imposed upon the Purchaser a 2% per month liquidated damage charge for any late payment computed upon the amount of any outstanding principal and accrued interest whose payment to the Seller is overdue for more than 30 days under this Agreement. In the event that the Purchaser does not make the installment payments, SGOCO will have the right to take back ownership of the Sale Equity or force the Purchaser to liquidate Sgoco Fujian’s cash, accounts receivable and advances to suppliers to have sufficient funds to make the payments to the Seller.

The SPA also states that SGOCO has a right of first refusal for a period of five years that prohibits the Purchaser from selling, assigning or otherwise transferring any material interests, ownership or rights in or related to Sgoco Fujian including any equity, leases, businesses and equipments to a third party, without first offering to sell or transfer to SGOCO.

The Purchaser, Apex Flourish Group Limited, is an independent third party with interests in real estate and forestry products. It previously purchased Honesty Group Holdings Limited, SGOCO’s prior manufacturing business, in November 15, 2011. The agreed upon selling price is consistent with Sgoco Fujian’s net book value. The board of directors of the Company reviewed the transaction and approved it by a unanimous vote.

Mr. Xie continued, “The transaction will improve our cash flow in the coming year. The capital will be used for new investments and exploring new products, including but not limited to acquiring equities of potential target companies related to electronic and internet-related businesses and enriching the Company’s product range. We are excited about the transaction and we are looking forward to the future growth opportunities under our transformation plan in 2015."

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display market, including computer monitors, All-In-One (“AIO”) and Parts-In-One (“PIO”) computers and application specific products. SGOCO sells its products and services in the China market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Kathy Ko
Investor Relations Officer
Tel: +852 2501 0128
Email: kathy.ko@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.